                                                         Free Writing Prospectus
                                                      Filed Pursuant to Rule 433
                                       Registration Statement No.: 333-126661-04

$4.2BN JPMCC 2005-LDP5 "Large, Diversified Pool"

Loan Sellers:      JPMorgan (31.1%), Eurohypo (28.2%), Nomura (22.2%),
                       PNC (9.6%), IXIS (7.7%), AIG (1.3%)
Co-Lead Managers:  JPMorgan, Nomura
Co-Managers:       IXIS, PNC, Deutsche Bank, Merrill Lynch, Wachovia
Rating Agencies:   Moody's, S&P, Fitch

CLS   MDY/FTC/S&P       $FACE    WAL    CPN       $PX     YLD    MDUR    SPD
A1    Aaa/AAA/AAA      250.560   2.98  5.0350  100.2475  4.9237  2.69    S+11
A2FL  Aaa/AAA/AAA      200.000   4.55  4.4950  100.0000  4.5372  4.08   L+12.5
A2    Aaa/AAA/AAA      297.502   4.90  5.1980  100.4995  5.0891  4.22    S+24
ASB   Aaa/AAA/AAA      169.455   6.90  5.1692  100.4945  5.2004  5.62    S+31
A3    Aaa/AAA/AAA      171.451   7.08  5.2082  100.4972  5.2442  5.76    S+35
A4    Aaa/AAA/AAA    1,395.870   9.67  5.1792  100.4943  5.2503  7.40    S+30
AM    Aaa/AAA/AAA      419.702   9.96  5.2212  100.4962  5.2967  7.55    S+34
AJ    Aaa/AAA/AAA      299.038   9.96  5.3002  100.4958  5.3767  7.52    S+42
B     Aa1/AA+/AA+       26.231   9.96  5.3342  100.3778  5.4267  7.51    S+47
C      Aa2/AA/AA        73.448  10.03  5.3342  100.1581  5.4582  7.54    S+50
D     Aa3/AA-/AA-       41.970  10.05  5.3342   99.9321  5.4886  7.55    S+53
E      A1/A+/A+         20.985  10.05  5.3342   99.6297  5.5286  7.54    S+57
F       A2/A/A          52.463  10.05  5.3342   99.3285  5.5686  7.54    S+61
G      A3/A-/A-         36.724  10.05  5.3342   98.5059  5.6786  7.52    S+72
H    Baa1/BBB+/BBB+     52.463  10.05  5.3342   95.7286  6.0586  7.47    S+110
J    Baa2/BBB /BBB      41.970  10.05  5.3342   93.9544  6.3086  7.43    S+135
K    Baa3/BBB-/BBB-     62.955  10.05  5.3342   89.8610  6.9086  7.35    S+195

Attached to this message is a free writing prospectus, including the related annexes, dated December 15, 2005 (the "Free Writing Prospectus"), that supersedes the information presented in the Free Writing Prospectus, dated
December 5, 2005 (the "Preliminary Free Writing Prospectus") and any other free writing prospectuses delivered or made available prior to the date hereof. The attached Free Writing Prospectus contains updated information on collateral and structural changes with respect to the J.P. Morgan Chase Commercial Mortgage
Securities Corp., Commercial Mortgage Pass-Through Certificates, Series
2005-LDP5. These changes include, among other things: (1) certain rights of the Directing Certificateholder relating to the Asset Status Reports; (2)
modifications to the Houston Galleria Intercreditor Agreement; (3) the deletion of the Class A-MFL Certificates; and (4) the bifurcation of the Class A-2
Certificates into the Class A-2FL Certificates (which will generally bear interest at a floating rate) and the Class A-2B Certificates, which classes are time tranched.

Where information in the Preliminary Free Writing Prospectus was added, the new information will be shown in the attached Free Writing Prospectus as underlined text (other than with respect to certain tables where the updated information will be marked by a vertical bar in the margin only). Where information in the
Preliminary Free Writing Prospectus was deleted, a single "carrot mark" will be inserted at the location of the deleted information. Throughout the attached
Free Writing Prospectus, the location of updated information will be highlighted in the margin on the side of each applicable page with a vertical line. You should carefully read the Free Writing Prospectus and consider any changes that are noted.

This material is for your information, and none of J.P. Morgan Securities Inc.,
Nomura Securities International, Inc., IXIS Securities North America Inc., PNC
Capital Markets LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce,
Fenner & Smith Incorporated and Wachovia Capital Markets, LLC (collectively, the
"Underwriters") are soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal.

The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-126661) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.
Alternatively, the depositor or any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 212-834-3813 (collect call) or by emailing Avinash Bappanad at
bappanad_avinash@jpmorgan.com.

The offered certificates referred to in these materials, and the asset pools backing them, are subject to modification or revision (including the possibility that one or more classes of certificates may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis. You understand that, when you are considering the purchase of these offered certificates, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of offered certificates to be made to you; any "indications of interest" expressed by you, and any "soft circles"
generated by us, will not create binding contractual obligations for you or us.
As a result of the foregoing, you may commit to purchase offered certificates that have characteristics that may change, and you are advised that all or a portion of the offered certificates may not be issued that have the characteristics described in these materials. Our obligation to sell offered certificates to you is conditioned on the offered certificates that are actually issued having the characteristics described in these materials. If we determine that condition is not satisfied in any material respect, we will notify you, and neither the depositor nor any underwriter will have any obligation to you to deliver any portion of the offered certificates which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery. You have requested that the Underwriters provide to you information in connection with your consideration of the purchase of certain offered certificates described in this free writing prospectus. This free writing prospectus is being provided to you for informative purposes only in response to your request. The Underwriters described in this free writing prospectus may from time to time perform investment banking services for, or solicit investment banking business from, any company named in this free writing prospectus. The Underwriters and/or their employees may from time to time have a long or short position in any contract or certificate discussed in this free writing prospectus. The information contained herein supersedes previous information delivered to you and may be superseded by information delivered to you prior to the time of sale.

THIS FREE WRITING PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS
NOT A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE
THE OFFER OR SALE IS NOT PERMITTED.